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Dick & Jane's Bar

Cocktail Bar

300 Malcolm X Blvd
Brooklyn, NY 11233
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $40,000 invested.
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THE PITCH
Dick & Jane's Bar is seeking investment to build out our third location.
Lease SecuredAdding A Location
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INVESTOR PERKS

Dick & Jane's Bar is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Naming rights on our indoor dining banquets Invest $5,000 or more to qualify. 5 of 5 remaining

Your name, will become the name of one of our indoor banquets. Your name "David Patterson" will receive a plaque or creatively designed marking. And guests will be dinning at the Patterson table.

Receive a cocktail named after you Invest $10,000 or more to qualify. 2 of 2 remaining

Seasonally we roll out new cocktails each year and the names of the cocktails change. But we keep some cocktails permanently. These two cocktails will remain on the house cocktail menu for the life of the bar

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OUR STORY

We set out ten years ago to open a business in our neighborhood. With no real bar experience we opened Dick & Jane's Bar in Fort Greene in 2011. We became such a hit that we decided to open a second bar called Baby Jane. In that time we have learned a great deal and are now excited to be opening our third bar in Brooklyn's Bedstuy neighborhood.

Consistency in staff, allowing for a quality product year over year.
Early to market in key emerging locations. Providing favorable rents.
Involving the community we serve in everything we do!
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Previous
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2011
Opened Dick and Jane's Bar in Fort Greene, Brooklyn
2016
Opened Baby Jane's Bar in Clinton Hill, Brooklyn
2021
Began buildout of our second Dick and Jane's Bar

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LOCATION

We have landed on a beautiful corner bar in the heart of Bedstuy, Brooklyn for our third location. We plan to bring our experience crafting amazing food and cocktails to this vibrant Brooklyn community.

Bedstuy is a thriving community with immense potential.
The corner space allows for extra outdoor and roadway seating.
Population of 158,534

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PRESS

Dick & Jane's

A speakeasy-style bar in Fort Greene with all the good vibes and none of the associated hassle—no bouncers, no passwords, and no ultra-expensive drinks.

Baby Jane — Black-Owned Brooklyn

Happy New Year, BOB Massive! It's not too late for one more toast to 2019, and we recommend raising your glass at Baby Jane. Sapphira Molina-Hill opened the Clinton Hill cocktail bar with co-owner...

Bars we love: Have fun with cocktails at Dick & Jane's!

Duck into Fort Greene's neighborhood speakeasy Dick and Jane's for a refreshing cocktail after a day in the sun.

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THE TEAM

Treis Hill
Managing Partner

I have lead teams in fashion and retail for over 18 years. Opening retail locations across the country and Japan. My experience at retail has helped me understand the importances of reacting quickly to customers and the ever changing environment of a bar and restaurant.

Sapphira Molina-Hill
Managing Partner

I have been in marketing and promotions my entire career. 6 years ago took a leap of faith and decided to work for myself. I opened our second bar, Baby Jane in 2015. With my background in marketing and promotions, I'm able to bring creative strategies to our businesses.

Shamah Devonish
Lead Bartender

I'm a fanatic for tastes, flavors and smells. Ultimately we are a bar and providing our customers the best cocktails is what allows people to keep coming back. My passion is bringing joy to our customers faces and seeing them return for another amazing cocktail!

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Data Room

Intended Use of Funds

Target Raise
Maximum Raise
Space Build Out $20,000
Bar and Kitchen Equipment $17,600
Mainvest Compensation $2,400
Total $40,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,300,000	$1,430,000	$1,530,100	$1,606,605	$1,654,803

Cost of Goods Sold $440,000 $484,000 $517,880 $543,774 $560,087
Gross Profit $860,000 $946,000 $1,012,220 $1,062,831 $1,094,716

EXPENSES

Rent $70,200 $71,955 $73,753 $75,596 $77,485
Utilities $16,800 $17,220 $17,650 $18,091 $18,543
Salaries $360,000 $396,000 $423,720 $444,906 $458,253
Insurance $9,000 $9,225 $9,455 $9,691 $9,933
Equipment Lease $6,000 $6,150 $6,303 $6,460 $6,621
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $7,500 $7,687 $7,879 $8,075 $8,276
Operating Profit $380,500 $427,513 $462,954 $489,244 $504,568
This information is provided by Dick & Jane's Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status

$40,000

TARGET

$107,000

MAXIMUM

This investment round closes on August 16, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Malcolm X Brothers
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2026
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Dick & Jane's Bar's fundraising. However, Dick & Jane's Bar may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dick & Jane's Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dick & Jane's Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dick & Jane's Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dick & Jane's Bar's core business or the inability to compete successfully against the with other competitors could negatively affect Dick & Jane's Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dick & Jane's Bar's management or vote on and/or influence any managerial decisions regarding Dick & Jane's Bar. Furthermore, if the founders or other key personnel of Dick & Jane's Bar were to leave Dick & Jane's Bar or become unable to work, Dick & Jane's Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dick & Jane's Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dick & Jane's Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dick & Jane's Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dick & Jane's Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dick & Jane's Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dick & Jane's Bar's financial performance or ability to continue to operate. In the event Dick & Jane's Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dick & Jane's Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dick & Jane's Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dick & Jane's Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dick & Jane's Bar will carry some insurance, Dick & Jane's Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dick & Jane's Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dick & Jane's Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dick & Jane's Bar's management will coincide: you both want Dick & Jane's Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dick & Jane's Bar to act conservative to make sure they are best equipped to repay the Note obligations, while Dick & Jane's Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dick & Jane's Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dick & Jane's Bar or management), which is responsible for monitoring Dick & Jane's Bar's compliance with the law. Dick & Jane's Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dick & Jane's Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dick & Jane's Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dick & Jane's Bar, and the revenue of Dick & Jane's Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dick & Jane's Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dick & Jane's Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Dick & Jane's Bar isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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